WWA GROUP, INC.
2465 W. 12TH ST., TEMPE, AZ 85281 – 6935
TEL 480 505 0071 FAX 480 505 0071

April 19, 2006

Mr. Daniel L. Gordon
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Via Facsimile (202) 772-9203

Re:
WWA Group, Inc. Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005 File No. 0-26927

Dear Mr. Gordon:

Thank you for your comments dated February 8, 2006 related to our disclosure for WWA Group, Inc. (“Company”) on Form 10-KSB for the year ended December 31, 2004, filed on April 15, 2005.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Robert N. Wilkinson

      60 East South Temple, Suite 1270

      Salt Lake City, Utah 84111

     Telephone: (801) 533-9645

    Fax: (801) 220-0625

The following are our detailed responses to your comments.

Form 10-KSB

General

1.

It appears from the list you attached to your letter dated December 20, 2005 that at least 24 of the 33 Iranian bidders you have identified have purchased equipment using your services. Please address the materiality of sales to Iranian entities or persons. In your analysis, please quantify the approximate amount of annual revenues derived from sales to Iranian entities or persons and address the materiality of such revenues. Advise us of the percentage of equipment sold at the Dubai operation in each of 2001, 2002, and 2003 you estimate was delivered to Iran.

Response:

Registered bidders with Iranian addresses bought $7,300,000 worth of equipment at our auctions in 2001 through 2005, out of over $371.6 Million in total sales at our Dubai auctions in 2001 through 2005, or less than 2%. This data suggests that approximately 2% of the equipment sold at our Dubai auctions in 2001 – 2005 could possibly have ended up being sent to Iran. Data for each year is as follows:

         Year     Gross Auction Sales       Purchases by Iranians      %        Auction Revenue as % of
                                                                                Total Company Revenue*

         2001     $25,300,000                  $382,200                1.37%            100%
         2002     $48,880,000               $1,261,625                 2.58%            100%
         2003     $90,242,000               $2,207,000                 2.45%            89%
         2004     $99,264,000               $1,978,750                 1.99%            52%
         2005     $107,971,000              $1,480,250                 1.52%            39%
* Other revenue generated by the Company through 2005 involved no sales to any Iranian person or entities.

         Year              Indicated percentage of Gross Revenue generated by buyers registering with Iranian addresses at our Dubai auctions

         2001              1.37%
         2002              2.58%
         2003              2.17%
         2004              1.03%
         2005              0.54%

        We do not believe that the value of this business is material.

2.

Discuss for us, in light of all relevant quantitative and qualitative factors, the reasons you do not believe your sales to Iranian entities and persons constitute a material investment risk for your security holders, or have any potential impact on your corporate activities, reputation or share value. In your discussion, please address specifically the fact that as much as 40% of the equipment sold at your Dubai auction in 2004 was delivered into a country identified as terrorist-sponsoring state. Advise us also of the reasons you do not believe that any of your buyers have purchased on behalf of the Iranian government.

Response:

We have no knowledge that any equipment purchased at our Dubai auctions was destined for Iran, and are not involved in facilitating transactions where equipment purchased at our auctions was sent to Iran.

We do not assist buyers with the shipping and transport of equipment from our site. We sell on site to the public. Buyers are responsible for the removal of all items purchased. We are not provided with documentation from our buyers that would indicate the final destination of any equipment after such equipment leaves our yard nor are buyers required to provide such documentation. The procedure is the same in all of our auction yards. Further, the Dubai port authority does not give out statistics related to the final destination of equipment shipped from Dubai, or where shipped equipment was purchased from.

Therefore, we do not believe that sales to Iranian entities or persons alone would cause a material investment risk to our shareholders or have any tangible impact on our corporate activities, reputation, or share value.

Our original estimate of the percentage of equipment sold at our auctions as detailed in our 2004 annual report was based primarily on anecdotal evidence from numerous discussions with local dealers in the second hand equipment market and overall market information for the Gulf region. Based on these sources, we estimated our own figures using the respective populations of countries in the region, each country’s Gross Domestic Product, infrastructure and private construction spending, as reported by various media sources on a country by country basis, and industry publications, etc.

On closer examination of sales made to Iranian buyers, as detailed herein, we now recognize that we overestimated the volume of that equipment sold at our Dubai auction in 2004 that may have ultimately been delivered by a buyer into Iran.

Buyers at our auctions are required to provide identification. None of the identification produced by registered Iranian bidders at our Dubai auctions indicated that they might be representatives of the government of Iran.

3.

You state that in future filings you will address the potential impact on your business from any estimated concentration, and will disclose that the loss of business from purchasers you should believe may be shipping equipment into Iran could materially impact your revenues. Your disclosure should discuss whether you anticipate any loss of business from purchasers who may ship equipment into Iran and, if so, the reasons you anticipate such loss. The disclosure also should discuss any nexus between the potential loss of business from purchasers who may ship into Iran and relevant economic sanctions administered by OFAC and BIS. Please provide us with the text of your proposed disclosure.

Response:

We made the following statement in our Form 10-KSB for the year ending December 31, 2005 in Item 1. Description of Business under the section titled Government Regulation:

      “State Sponsors of Terrorism

The United States State Department and the U.S. Treasury Department of Foreign Assets Control (“OFAC”) has identified Iran, Sudan and Syria as state sponsors of terrorism, and forbids the sale of good by U.S. persons or companies to these countries or to agents of the governments of these countries.

WWA Group does not sell equipment into Iran, Sudan or Syria. Our written policy, as specified in WWA Group’s Bidder’s Contract, is that we have no responsibility or duty to assist with the removal or transportation of any equipment purchased at any of our auctions. However, it is possible that some equipment sold at our auctions might subsequently be involved in sales to entities that could re-export to Iran. WWA Group has neither any knowledge of nor any means to control such subsequent resale.

WWA Group has never had any communications, discussions, or correspondence with OFAC or any other U.S. agencies regulating sales into countries that are identified by the U.S. State Department as state sponsors of terrorism. Our review of OFAC enforcement actions has not revealed any precedent for OFAC enforcement actions being brought against a business similar to that of WWA Group’s.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect its business. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct business.”

Further, in Item 1. Description of Business under the section titled Risks Related to Our Business, we included a risk factor specifically tailored to highlight information pertaining to the potential risk to shareholder value in the event a U.S. government agency decided to restrict sales at our auctions based on the possibility that equipment sold through us might ultimately end up in Iran.

The risk factor, titled Sales of our equipment from our auctions may ultimately end up in Iran reads as follows:

“Due to the proximity of Iran to our auction site and statistics on regional spending on used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions ultimately ends up in Iran. Although we sell no equipment to Iran, Sudan or Syria, countries which the U.S. State Department and OFAC have identified as state sponsors of terrorism, it is possible that some equipment at our auctions is sold to entities that re-export to these countries, particularly to Iran. While we have neither any knowledge of nor any means to control such sales, the U.S. State Department or the OFAC could impose fines upon us or cause us to restrict certain of our sales in some manner based on this possibility. Any such action on the part of the U.S. State Department or the OFAC might reduce revenue at our auctions and thereby have a negative impact on shareholder value.”

4.

It appears that your planned disclosure regarding the potential impact of the loss of business from purchasers who may ship equipment into Iran may be inconsistent with your conclusion that sales currently originating in Dubai that might ultimately end up in Iran do not constitute a material risk for security holders or have any potential impact on your corporate activities, reputation or share value. Please discuss.

Response:

Our statement regarding compliance with applicable laws, rules, regulations and requirements does not discuss any potential impact of the loss of business from purchasers who may ship equipment into Iran, and is consistent with our conclusion that sales originating in Dubai that might ultimately end up in Iran do not constitute a material investment risk for security holders or have any impact on our corporate activities, reputation, or share value.

Further, in the Risk Factor segment of our Form 10-KSB for the year ending December 31, 2005, we stated that any loss of business due to any action by any U.S. agency may result in reduced revenue and a loss of share value, but we did not state that any such reduction or loss would be material to our business.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2004, please contact us. We may be reached at 011 971 4 881 6142.

Sincerely,

/s/ Digamber Naswa

Digamber Naswa

Chief Financial Officer

WWA Group, Inc.